Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: Daiichi Pharmaceutical Co., Ltd.

Subject Company: Daiichi Pharmaceutical Co., Ltd. and Sankyo Co., Ltd.

SEC File No. 132-02290

We are a little early, but since everybody’s here we’d like to start.

First of all, thank you very much for coming to attend this session regarding the integration of Daiichi and Sankyo.

Mr Otani, Operations, of Sankyo, and I am Takahashi from Daiichi and I would be very happy today.

I would like to introduce the gentlemen on the podium. To your left, CEO President of Daiichi, Mr Morita. Together with him, Mr Shoda, CEO and President of Sankyo. These two gentlemen are on the podium.

I’d like to brief you about the agenda items that we will be covering tonight. Mr Morita will first speak about the background of the integration. And after that, Mr Shoda will talk about the synergy, and the outline of the holding company. After the presentations we will have questions and answers session.

We hope to conclude this session at 8pm.

Now I’d like to call upon Mr Morita to say the opening remarks. Mr Morita, please.

Thank you very much for your introduction. I am Morita of Daiichi Seiyaku. I’d like to thank all of you for being here with us to hear our briefing concerning the integration of Daiichi and Sankyo. Before I give the presentation, let me briefly tell you my thoughts as CEO and President of one of the companies that are to be integrated.

Nowadays, every pharmaceutical company in Japan is experiencing a change if environment. In this situation, as president and CEO of the company I have been thinking very seriously about what I should be really doing as a leader of the company. I have my understanding about the environment and I have prospects for the future for our businesses and how we can make a solid business activities with speed in the future. When I thought about it I decided to have this integration. Instead of thinking in terms of tactics as we have done in the past we now have to make a far-reaching, basic decision making that would entail the scope of our business in every way. And to do this is to go ahead with the integration. I am very happy to have the partner of Mr Shoda and his company. And with this integration I believe that we will be able to speed up and realize a good result in outcome.

In particular, when we think about the environment surrounding Daiichi, we have been focussing substantially on research and development activities, and we have invested a great deal of resources into research. On the other hand, we have been reviewing all of our business activities, and we have a three-year program to implement structural reform of our company.

In the midst of this situation, the results of our research activities are to be seen in the near future in the form of new compounds. And at the same time, if we really want to do this speedily in the global market; if we really want to achieve development in a speedy way, it will not be possible to continue this way. And at the same time we need to have in-house marketing structure if we really want to sell and market our own development.

At the same time, in this domestic market, where competition is becoming more and more fierce, there are strong foreign companies entering the market with good products and strong marketing power. When we think about his sort of situation, I feel that we need to have a very solid presence in the industry domestically. I have been feeling the need to do something about all these things lately. So I made this decision in the midst of this kind of environment.

Another factor was that by combining our forces with Sankyo, I believe that the overall power, overall strength, will be enhanced. In other words, when it comes to utilizing our corporate resources, we will be able to enhance them.

On the other hand, by integrating our company with Sankyo, the value of the pharmaceutical industry will be more clearly identified. And at the same time, Japan-based innovator pharma-company As that sort of company we can grow ourselves as a result of the integration.

I have been in this industry for a number of years, and I have considered all these things, and I thought that this integration will bring about a great deal of benefit. In this new environment, we will be able to develop more new drugs, and we can fully implement improved operational efficiency. Also regarding the real demand for pharmaceutical industry, when we think about its position in strengthening Japanese competitiveness and Japanese economy in the global economy, and when we think about the importance of pharmaceutical industry for the future of Japan, again I thought that by this integration we will be able to strengthen the position of this industry.

So concerning all these things, I have come to make this decision to have this integration with Sankyo.

Now I’d like to turn to the slides I have prepared and proceed with my presentation.

8.34

First of all, the announcement that we made today.

Today we signed the basic agreement. The substance of the basic agreement is also described in the handout press release material. We will establish a joint holding company, expected on October 1st. And in April 2007 we will be integrating our pharmaceutical operations together.

The outline of the holding company:

The name of the company will be Daiichi-Sankyo Company. The timing of the integration will be, as I said, it is expected to be October 1st, 2005.

By using joint share transfer, the existing companies become full-fledged subsidiaries of the joint holding company. The location of the head office will be the present location of the head office of Sankyo.

Procedures regarding the stock market will be - at the end of September Sankyo and Daiichi’s shares will be de-listed. On October 1st, holding company to be listed.

Stock transfer ratios:

1.159 shares in holding company for one Daiichi share; one share in holding company for one Sankyo share.

As regards these transfer ratios we listened to appropriate advice from the financial advisors and we achieved this agreement between the two companies.

Why are we establishing a holding company? That may be a question you would like to ask. Now, I’d like to turn to the next slide.

First of all, we’d like to very much focus upon the speed. In March we will be establishing the integration committee, and Mr Shoda and myself become co-chair of this committee. And we will iron out the contents of the integration itself. And in May we will be signing the definitive agreement, and at the shareholders’ meeting at the end of June, we hope to get the approval of the shareholders for this integration.

This holding company approach will accelerate the speed, but it is not that we will not be doing anything until April 2007. In other words, there are things that we can do quickly, and we can embark on and implement right away. So we will do that, and by April 2007 everything will be completed, so that in April 2007 everything will start anew.

As we will be discussing later on in more detail our two companies will become subsidiaries of the holding company first, and then the pharmaceutical businesses will be integrated later on. And regarding OTC or other businesses, they could possibly become independent subsidiaries, or depending on the business activities, they may become a separate company. Those are the ideas we have now, but nothing has been determined yet. We will study all these possibilities.

On the other hand, in Japan, there are differences between are two companies actually regarding personnel systems or IT systems, so it takes time for these systems to be integrated together. Therefore, we like to be fully prepared for, regarding all these different systems that we have so that in order April 2007 we can have a real big start. Next slide.

13.26

Now, we’d like to have a real competitive power, and become a Japan-based global pharma-innovator. We both have a long history; Sankyo has 106 years of history, we have 90 years of history. We have history and tradition, and both of us have been focussing very much on R&D to date. This is the basic climate and the culture we have, and in Tokyo-centred Kanto area we have solid bases, both of us, so in that sense a Japan-based innovator-pharma is something we very much like to aim at becoming. Next.

Background of the integration:

You know this already, but I’d just like to feature a few important items using the slides. This is the Japanese domestic pharmaceutical market. has been coming down in Japan, and if you look at 1993-2003, the US market tripled and the European market doubled, but Japan has achieved only a little over 20% growth. Concerning the future, thinking of the social security restructuring or reform, or health care reform and so forth we don’t think that the situation will be that different in the future, either. On the other hand, if you look at the Japanese domestic market, if you compare 1990 and 2000, in 1990 the top 10 Japanese pharmas had a 35% share of the Japanese market, but it decreased to 32% in 2003. If you look at the top 10 foreign companies, it increased from 15% to 27%; with quality products and marketing power, foreign companies have become, have been attacking the Japanese market which is the second largest in the world. In the middle of this situation, when we think about R&D of Japanese pharmaceutical companies, what are they doing? The R&D budget is nearing one trillion yen, but if you look at the number of new approvals, the number has been declining; has been halved for the past 10 years or so. We have ICH rules in existence, but we don’t have the environment for that. So, sometimes we need to go overseas for the development; we have to go to south-east Asian countries, and so forth. But anyway, this is the present situation. Next.

This is the growth differential between global and local companies. There are on the one hand global mega-pharmas. If you compare top 10s of each category in terms of the sales, Japanese is about one tenth or so, and in terms of R&D expenditure, ours is 0.6 and global is 4.1. The order is completely different; there’s a big gap, therefore, we need to observe the situation calmly and then try to think what we should be doing. Next slide.

So, if we observe this situation objectively, we can identify the benefits of integration, as follows.

17.55

There are five major merits that I can point to at this point in time. When we look at priority franchise categories we can go deeper in R&D; we can concentrate further rather than expanding the franchise categories. We will discuss this later in detail. At any rate, we will focus on six major franchise categories in depth, and Mr Shoda will talk about this later in detail.

Also, as a Japanese company in the domestic market we need to have overwhelming marketing power, and also global reach. We want to achieve this.

By expanding our size by integration, we will have larger corporate strategy options. We will have a stronger financial position and we can think about what we can really do out of these different options that will become available. We will experience increased operational efficiency and we can enhance personnel resources. All these things are the things that we can expect, but there are things that we really need to enhance further in terms of personnel resources. We will probably have a combined 20,000 people or so, and we need to level them up so that they can become fully functional. Next.

Among the benefits, especially looked at from the Daiichi side, we can say the following:

We can enhance global clinical translational research capabilities, and we will have greater depth in research capabilities. I think the combination between the two companies is really good. Also, in Japan, in terms of the number of MRs or in terms of our position vis-à-vis the wholesalers, as we will be showing you later on, we will be able to achieve greater efficiency, and we will be able to fully utilize good quality MRs. Also for our company, our European base is something that we did not have, but in this area Sankyo has already established good bases for development and marketing, so right away we will be able to make full use of what they have. This is going to represent a major benefit for us. Next.

When the two companies are integrated, we often hear one hundred billion R&D budget needed and so forth, but we will be able to have –sorry, one hundred fifty billion yen for R&D. How we can select and concentrate using this budget, to become a company that can provide globally competitive products; we like to seriously think about that.

Leading ranking in domestic sales: This is what we have now; number one, two, three, there are various companies, but by having a solid presence in Japan we can have a further [repowered] in the global market. We’d like to achieve number one market share in Japan, US, China, Europe, in those markets we’d like to provide global products. With Mevalotin and Cravit we have in the past dominated the world market, so we’d like to come up with the second and the third products like that.

This is my last slide. With this form we’d like to have integration, and we’d like to become a Japan-based global pharma-innovator, Daiichi-Sankyo. We will do this quickly, with fast speed. I really think that I have obtained the best partner, and I am very enthusiastic about this integration. I will be fully involved in the process of integration to meet your expectations. Thank you very much.

23.27

We will now have Mr Shoda to continue on this, the presentation.

Thank you, I am Shoda. I am very grateful that you are all here to share our session for the engagement announcement; just as in the case of the celebrities, we would like to be blessed for this occasion. First of all, I would like to briefly explain to you about the synergy and the basic framework of our integration. As was already explained by Mr Morita, the objective as well as the merits and the benefits of the integration will be summarized in five major areas. What I believe is most important out of these five is that, because we have many strong priority research and development categories, we will be able to achieve a critical mass for the research and development fund through integration, which would enable us to further deepen our research and development capabilities. In the field of sales, we will have an overwhelming strength in sales and marketing, and we will also be able to realize global reach through expansion of the overseas sales network. By increased size we will have more corporate strategic options available. We will be able to take management strategic options which were not possible when we were going by ourselves. We have been trying to improve our operational efficiencies independently. We would like to further accelerate these efforts by integration. Integration of the personnel resources that we both have would be a major driving force for future growth in the world market, not only in terms of the merit of scale, but in terms of the quality of these people. Next slide, please.

Now here I have listed some of the merits that we, Sankyo, will experience. Mr Morita talked about the benefits for Daiichi, but I would like to explain to you some of the major advantages and the benefits for Sankyo. First, we can enhance the franchise through new product makes, especially in the field of cardo-vascular area, we will be a company with overwhelming strength in the market. Here it says Daiichi-Sankyo, but for the cancer area, Daiichi’s expertise and know-how as well as experience could be very effectively utilized. As we look into the world global market, we need to have a seamless pipeline, a seamless development pipeline. We are undergoing the CS747, CS505 development but we need to have a seamless pipeline to follow these products.

Domestically, we will have an enhanced quality as well as the number of MRs. Also, we will be blessed with more options for the corporate strategies because of the increased size. And in terms of the global reach, we can look into Asia, China, Korea, which Sankyo were somewhat lagging behind. Next slide, please.

First of all, as the first point of the major benefits, we can list the enhancement of the research and development capabilities by increased depth for these categories. There are many priority category areas that we share between the two companies. Together we will have about one hundred and fifty billion yen of research and development funds. We can concentrate and focus these into specific categories, so that we can further deepen the research and development in the categories to the extent that we were not able to do it by ourselves. And through these efforts, we can increase the fund as well as the number of compounds to be innovated. By increased competitiveness, we can probably better position ourselves to challenge the world.

This is the pipeline for development that we both have. Yellow is for Sankyo, green is for Daiichi. I talked about CS747 and 505 earlier, phase 2 POC is represented by for example DU176B. This is the anti-coagulant by Daiichi. I believe that we will be able to have a seamless pipeline to follow these efforts by integration. And in the anti-bacterial DX619 which is a very, very promising compound, is in phase 1. As can be seen here, you will be able to observe the long-term perspective and the benefits that integration will result in. In a glucose metabolic, WelChol, which is marketed in the United States by Sankyo for diabetes is listed, and for the cardio-vascular Benicar line extension which is not actually listed here, will be in the market soon. Benicar as well as WelChol line extension will be a near-term growth factors in the United States. [Bone] allergy and immunity are, will be seeing a seamless pipeline by the integration.

In the field of cancer, I mentioned earlier that Sankyo has not had much experience in this field, but Daiichi has already gained significant know-how and experience. It’s a CS1008. But even before that, there are developmental compounds which are in the pre-clinical phase. How we should approach this will be considered with the help of the experience and the know-how of Daiichi. And in other categories too, we will create a seamless pipeline for development.

One of the ways to look at the research and development capabilities, maybe this is not the only way, but, is to look at the number of disclosed patterns in the Japanese market. Not only the Japanese companies, but we are comparable to the even large mega-pharmas of the world if you look at the number of these patterns in the Japanese market.

Next, let’s look at the domestic competitiveness in the Japanese market. Cardio-vascular as well as anti-bacterial, Cravit, Mevalotin, will be the major products as well as for the hyper-tension medication is very competitive. We have the top-class products in these fields, which would be even strengthened in the future.

This indicates the domestic MRs. At present Daiichi and Sankyo independently are enhancing and increasing the number of MRs, but even if we added our MRs, we would come up with twenty-five hundred, which is one of the top level number for MR, but not only in terms of number, but in terms of the quality, Daiichi and Sankyo have top class MRs. Finally, in terms of number Pfizer is at the very top in the Japanese market, but when you think of the quality, I believe that we are going to be at the very top.

One of the indications of this is the number of details visits. I’m sorry to talk about Sankyo, but while we defend Mevalotin we are trying to enhance the other, like new products, and with these twenty-five hundred MRs we will be able to not just push one, but many product lines.

As you know, in the Japanese market, wholesalers play a very important role. Top 20 wholesalers actually occupy about 80% of the sales of the pharmaceuticals. Our new company will have a top share in nine of the top 20 wholesalers, and another one will occupy the second place. In other words we will have a top two shares in the majority of the wholesalers. We both, independently, created very strong relations with wholesalers and value these wholesalers historically, but together we will be able to translate this into an overwhelming competitiveness in the Japanese market.

Now looking at the global market, or global reach, Daiichi and Sankyo both have operations in the United States. There are about 850 MRs together in America. And as was mentioned by Mr Morita, in Europe, Sankyo has sales activities with about 800 MRs. In South America, 160. In Asia, Daiichi is somewhat more advanced, but in China and in South Korea we together have about 400 MRs. Altogether we have two thousand two hundred MRs throughout the world. Of course this is not sufficient. With the introduction of new products, we hope to be able to further enhance our presence in terms of location and MRs.

37.15

We will have increased options for corporate strategies through increased size. We will try to, of course, introduce innovative products and nurture innovative products in the Japanese market with the enhanced sales foundation in Japan. But utilizing this we could further have an aggressive and offensive position in the global market.

We both have reforms under way, and Daiichi has a structural reforms, Sankyo has a group functional restructuring initiatives under way. We can further develop these fundamental operational efficiency improvements through integration, and we hope to be able to create an impact exceeding the reform not attainable individually, so that we can enhance our profitability. We would also like to enhance our personnel resources. In order for us to be active in the world, we need to have personnel resources pooled from the two companies so that we have the best available people in different locations in the world in order to meet the organizational needs in the changing environment.

Let me give you some outline of the organization of the new company. In October of this year we will be establishing the pure joint holding company. With the chairman as a chair, we will have a management committee who will be the leader in management of this pure joint holding company. Originally, Daiichi Pharmaceutical and Sankyo’s management and strategy planning will be carried out as well as the consolidated financing and accounting for IR and PR with the investors. Corporate communications and the integrated committee functions will be operated and run by the management committee. Our board of directors will be as follows; and since I have them listed here I will skip the details, but we will have the non-executive directors, four of them, so that we can provide transparency of management.

As was already explained by Mr Morita, we will go through phase 1, and phase 2. We plan to establish joint holding company in October of this year, and when we look at the historical mergers, sometimes there are two co-existent and different personnel systems, or maybe the IT systems are parallel. We would like to avoid such a situation, and by April 2007, we hope to have completed all these integrations. Therefore, within the period starting in October this year, we will hope to gradually integrate, especially in the research and development pipeline, we hope to be able to clearly set the priorities. As was mentioned, there will be more research and development fund. Where should we focus, and where should the priorities be placed, will be considered between the two companies. And in April 2007 when we reach the phase 2, we will have a business holding company which will take care of the domestic prescription pharmaceutical sales, research and development, quality control and corporate divisions. And under that we will have the overseas subsidiaries, or subsidiaries in charge of production, or IT, and business support. As for the OTC operations, we hope to place that under the operational holding company. This will be studied in the future. As for the non-prescription pharmaceutical divisions, we hope to aim for them to become fully independent in the future. Whether to have them under our group, or to have them be listed or management buyout as an option, or possible sales would be considered for individual operation for different options.

Now, as for the corporate mission, especially in the second paragraph, we talk about the present operational process, function and organization. We hope to learn from each other with an open mind and objectivity, and if there is something that is better, the best, we will change and adopt that. If none of that meets our needs, we will be willing to start from scratch.

Now, as for the evaluation and appraisal, and the job assignment and opportunities over the employees, we will be very fair and non-discriminatory, regardless of their previous affiliation, nationality, age or gender. Finally, I believe that we were Japanese pharmas, but we now will be a Japan-based global pharma-innovator; this will be our aim as we integrate ourselves. Thank you very much.